ALAMOS GOLD INC.

Management’s Discussion and Analysis
(in United States dollars, unless otherwise stated)
For the three months ended March 31, 2016

ALAMOS GOLD INC. For the Three Months Ended March 31, 2016

2016 Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”), dated May 10, 2016, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc., (“Alamos” or the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2015, unaudited condensed consolidated interim statements for the three months ended March 31, 2016, and notes thereto. On July 2, 2015, AuRico Gold Inc. (“AuRico”) completed a merger with Alamos Gold Inc. (“Former Alamos”) whose financial condition and results of operations have been consolidated with those of the Company commencing on July 2, 2015. The financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollar” or “$”), unless otherwise stated.
Statements are subject to the risks and uncertainties identified in the Cautionary Note Regarding Forward-Looking Statements section of this document. United States investors are also advised to refer to the section entitled Cautionary Note to United States Investors on page 22.
Overview of the Business

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, Alamos has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development and ethical business practices.
The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.

2016 Management’s Discussion and Analysis

Highlight Summary

	Quarter ended
	March 31, 2016	March 31, 2015 (1)	Change	Change %
Operating Results
Gold production (ounces) (1)	94,632	92,027	2,605	3%
Gold sales (ounces) (1)	90,989	89,651	1,338	1%
Per Ounce Data
Average spot gold price (London PM Fix)	$1,183	$1,218	($35)	(3)%
Average realized gold price (4)	$1,146	$1,216	($70)	(6)%
Total cash costs per ounce of gold sold (2)	$782	$696	$86	12%
All-in sustaining costs per ounce of gold sold (2)	$986	$1,093	($107)	(10)%
Financial Results (in millions)
Operating revenues	$104.3	$64.6	$39.7	61%
Loss from operations	($2.3)	($2.5)	$0.2	(8)%
Net earnings (loss)	$9.7	($35.3)	$45	(127)%
Operating cash flow before changes in non-cash working capital (2) (5)	$27.6	$23.3	$4.3	18%
Operating cash flow after changes in non-cash working capital (5)	$23.8	$26.4	($2.6)	(10)%
Capital expenditures (sustaining) (2)	$10.5	$16.1	($5.6)	(35)%
Capital expenditures (growth) (2),(3)	$22.8	$19.1	$3.7	19%
Share Data
Earnings (loss) per share (basic)	$0.04	($0.28)	$0.32	(114)%
Weighted average outstanding shares (basic) (000’s)	262,397	126,573	135,824	107%
Financial Position (in millions)
Cash and cash equivalents	$273.8	$91.1	$182.7	201%
Total debt and equipment financing obligations	$319.3	$312.8	$6.5	2%

(1)
The 2015 financial results from Mulatos are included in Alamos’ interim consolidated financial statements for the period subsequent to July 2, 2015 only. Gold production and gold sales from Mulatos have been included in this table for periods prior to July 2, 2015 for comparative purposes. Gold production from Mulatos for the three months ended March 31, 2015 was 38,000 ounces.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	Includes capitalized exploration.

(4)	2015 excludes 36,556 ounces sold at Mulatos for the three-months ended March 31, 2015 at an average realized price of $1,224.

(5)
Cash flow from operating activities for the three months ended 2015 have been restated as a result of retrospective application of a voluntary change in accounting policy related to cash flow presentation. For further details, refer to note 15 of the condensed interim consolidated financial statements for the period ended March 31, 2016.

	Quarter ended
	March 31, 2016	March 31, 2015 (1)	Change	Change %
Gold production (ounces)
Young-Davidson	39,065	38,098	967	3%
Mulatos (1)	37,600	38,000	(400)	(1)%
El Chanate	17,967	15,929	2,038	13%
Total cash costs per ounce of gold sold (2)
Young-Davidson	$616	$745	($129)	(17)%
Mulatos (1)	$811	$805	$6	1%
El Chanate	$1,086	$585	$501	86%
All-in sustaining costs per ounce of gold sold (2),(3)
Young-Davidson	$846	$987	($141)	(14)%
Mulatos(1)	$878	$1,008	($130)	(13)%
El Chanate	$1,095	$1,043	$52	5%
Capital expenditures (growth and sustaining) (2) (in millions)
Young-Davidson	$24.0	$23.8	$0.2	1%
Mulatos (1),(4)	$4.4	$16.0	($11.6)	(73)%
El Chanate	$0.1	$7.2	($7.1)	(99)%
Other	$4.8	$4.2	$0.6	14%

(1)
2015 financial results from Mulatos are included in Alamos’ consolidated financial statements for the period subsequent to July 2, 2015 only. Operating, cost and capital metrics from prior ownership have been added for comparative purposes only.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

(4)	Includes capitalized exploration.

2016 Management’s Discussion and Analysis

2016 Highlights

First quarter 2016:

•	Reported quarterly production of 94,632 ounces of gold, including 39,065 ounces from Young-Davidson, 37,600 ounces from Mulatos and 17,967 ounces from El Chanate

•	Total cash costs in the first quarter were $782 per ounce of gold sold and all-in sustaining costs ("AISC") were $986 per ounce, a $107 per ounce or 10% decrease from 2015

•	Sold 90,989 ounces of gold at an average realized price of $1,146 per ounce for revenues of $104.3 million

•	Recorded cash flow from operating activities before changes in working capital of $27.6 million, or $0.11 per share

•	Realized quarterly net earnings of $9.7 million, or $0.04 per share, including a $19.0 million foreign exchange gain recorded within deferred tax recovery

•	Reported cash and cash equivalents and available-for-sale securities of $282.6 million as at March 31, 2016

•	Declared a semi-annual dividend of US$0.01 per common share, representing the Company's 13th consecutive semi-annual dividend

•
Underground mining rates averaged 5,800 tonnes per day (“TPD”) at Young-Davidson, slightly lower than the previous quarter due to unplanned underground crusher maintenance. Underground mining rates have rebounded subsequent to the quarter, averaging over 6,300 TPD in the month of April 2016

•	Closed the acquisition of Carlisle Goldfields Limited (“Carlisle”), consolidating ownership of the Lynn Lake project, for $20.4 million, including transaction costs

•	Entered into a $150.0 million credit facility with a syndicate of banks maturing February 29, 2020, amending the Company's previous credit facility

•
Reported mineral reserves and resources for the year ended December 31, 2015 which included increasing the combined mineral reserves and resources at Cerro Pelon and La Yaqui by 145% to a total of 542,000 ounces, and replacing mineral reserves at Young-Davidson for the fifth consecutive year

Subsequent to the first quarter:

•	In mid-April, submitted the project Environmental Impact Assessment ("EIA") for La Yaqui. In addition, the Company received approval of the road construction EIA at La Yaqui

•	Increased the 2016 exploration budget at Mulatos by 60% to $16.0 million reflecting ongoing exploration success at La Yaqui and Cerro Pelon

•	Completed a Canadian Development Expense ("CDE") flow-through financing for gross proceeds of $8.0 million (CAD$10.0 million), resulting in the issuance of 1,128,932 Class A common shares
Key Business Developments

Acquisition of Carlisle Goldfields Limited
On October 15, 2015, Alamos and Carlisle entered into a definitive arrangement agreement whereby Alamos would acquire all of the issued and outstanding shares of Carlisle. Carlisle's primary asset was the Lynn Lake gold project located in Lynn Lake, Manitoba, Canada. The Company owned 19.9% of Carlisle prior to announcement of the agreement. The acquisition closed on January 7, 2016.
Under terms of the arrangement, Carlisle shareholders received: (i) 0.0942 of an Alamos common share for each Carlisle common share held, plus (ii) 0.0942 of a warrant to purchase Alamos common shares at an exercise price of CAD$10.00 with an expiration date of January 7, 2019.
Excluding Alamos' existing 19.9% ownership of Carlisle, and net of Carlisle's cash balance, total consideration for the acquisition was $20.4 million, including transaction costs.

Outlook and Strategy

	2016 Guidance
	Young-Davidson	Mulatos	El Chanate	Development	Total
Gold production (000’s ounces)	170-180	140-150	60-70	—	370-400
Total cash costs ($ per ounce)(1)	$600	$850	$1,100	—	$800
All-in sustaining costs ($ per ounce)(1)(3)	$825	$925	$1,100	—	$975
Capital expenditures (in millions)
Sustaining capital(1)	$40-45	$10-15	$1	—	$51-61
Growth capital(1)	$45-50	$15-20 (2)	—	$27	$87-97
Total capital expenditures	$85-95	$25-35	$1	$27	$138-$158

(1)	Refer to the "Cautionary non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this MD&A for a description of these measures.

(2)	Excludes capitalized exploration.

(3)
Total consolidated all-in sustaining costs include corporate and administrative and share based compensation expenses. For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

The Company's core focus in 2016 is continuing the ramp up of underground production at Young-Davidson and development of the Cerro Pelon and La Yaqui deposits at Mulatos. With production of 94,632 ounces in the first quarter, the Company is on track to achieve full year guidance of between 370,000 and 400,000 ounces of gold at substantially lower AISC of $975 per ounce, down 11% from 2015. Total capital spending is also expected to decrease over 20% from 2015.
The Company’s mine sites were free cash flow neutral on a consolidated basis in the first quarter of 2016, ahead of schedule. At current gold prices, the Company expects each mine site to be free-cash flow positive in 2016 with production trending higher and costs trending lower throughout the year.
At Young-Davidson, underground mining rates increased to average over 6,300 TPD in April 2016, and the mine is on track to achieve the year-end target rate of 7,000 TPD. Unit underground mining costs were consistent with budget in the first quarter of 2016 and are expected to trend lower through the year, reflecting ongoing productivity improvements and economies of scale. The previously announced transition to 100% owner-development is complete, resulting in significant savings in per metre development costs. In addition, the Company completed commissioning of the MCM shaft in the first quarter and is benefiting from increased productivity with the more efficient movement of personnel and materials underground.
Capital spending at Young-Davidson was in line with guidance for the first quarter and is expected to total between $85 and $95 million in 2016, a significant decrease from 2015. Capital spending for the remainder of 2016 will be focused on development of the upper and lower mine and raise boring of the lower leg of the Northgate shaft.
At Mulatos, the open pit heap leach operation performed very well in the first quarter and continues to be the driver of the mine, supplying approximately 80% of production in 2016. Ongoing operational improvements and lower input costs contributed to substantially lower operating costs in the first quarter of 2016.
The focus at Cerro Pelon and La Yaqui remains on developing and expanding the higher grade deposits. As detailed in the Company's 2015 mineral reserve and resource update, the combined mineral reserves and resources of both deposits increased by 145% through a very successful initial exploration program in 2015. Exploration success has continued in 2016 at both projects and as a result, the Company has expanded exploration activities and spending at Mulatos by 60%, increasing the budget to $16 million for the year. The project EIA for La Yaqui was submitted mid-April with the EIA submission for Cerro Pelon expected to follow approximately six months later. La Yaqui remains on track for initial production mid-2017.
The focus at El Chanate is to continue generating positive free cash flow. As a mature, higher cost operation, the Company has entered into a gold hedging strategy for production from El Chanate to help ensure the mine remains free cash flow positive. The strategy ensures a minimum realized price of $1,144 per ounce and participating in upside up to $1,295 per ounce for the remainder of 2016.
Capital spending on the Company’s development projects has been scaled back significantly in 2016 and will be focused on the highest priority targets. This includes completing the permitting process at Kirazli and advancing Lynn Lake towards a feasibility study. The Company does not anticipate spending significant capital on these projects until the ramp up at Young-Davidson and development of La Yaqui and Cerro Pelon has been completed and both operations are generating substantial free cash flow.
The Company’s cash position and balance sheet remain strong, with approximately $283 million in cash and cash equivalents and available-for-sale securities. In 2016, all three operations are expected to generate positive free cash flow at current gold prices, with a stronger contribution coming in the second half of the year from Young-Davidson. The Company expects significant free cash flow growth in 2017 driven by a combination of lower costs and capital spending.

2016 Management’s Discussion and Analysis

Young-Davidson

The Young-Davidson mine is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 11,000 acres, and is situated on the site of two past producing mines that produced over one million ounces of gold between 1934 and 1957. The Young-Davidson open pit mine achieved commercial production on September 1, 2012, and on October 31, 2013, the Company declared commercial production at the Young-Davidson underground mine following the commissioning of the shaft hoisting system. Open pit mining ceased in June 2014. Stockpiled open pit ore will continue to supplement mill feed until underground production rates have ramped up to the mill capacity of approximately 8,000 TPD.
Young-Davidson Operational and Financial Review

	Quarter ended
	March 31, 2016	March 31, 2015
Underground Operations
Tonnes of ore mined	525,597	371,689
Tonnes of ore mined per day	5,776	4,130
Average grade of gold (1)	2.57	2.96
Metres developed	3,490	3,409
Unit mining costs per tonne	$31	$39
Unit mining costs per tonne (CAD$)	$42	$48
Open Pit Stockpiles
Tonnes stockpiled ahead of the mill	1,426,818	2,215,322
Average grade of gold (1)	0.80	0.75
Mill Operations
Tonnes of ore processed	668,136	646,749
Tonnes of ore processed per day	7,342	7,186
Average grade of gold (1)	2.08	1.99
Contained ounces milled	44,760	41,379
Average recovery rate	90%	86%
Gold production (ounces)	39,065	38,098
Gold sales (ounces)	39,734	36,952
Total cash costs per ounce of gold sold (2)	$616	$745
All-in sustaining costs per ounce of gold sold (2),(3)	$846	$987
Financial Review (in millions)
Operating Revenues	$45.9	$45.0
Earnings from operations	$3.9	—
Operating cash flow	$21.8	$22.2
Capital expenditures (sustaining) (2)	$9.0	$8.7
Capital expenditures (growth) (2)	$15.0	$15.1
Free cash flow (2)	($2.2)	($1.6)

(1)	Grams per tonne of gold ("g/t Au").

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.
At Young-Davidson, the Company mined 525,597 tonnes of ore, or 5,776 TPD, from underground operations during the first quarter of 2016 at a grade of 2.57 g/t Au. Mining rates in the first quarter of 2016 were 2% lower than the fourth quarter of 2015, reflecting a 5-day shutdown of the underground crusher in March for unplanned maintenance. Excluding the impact of the unplanned downtime, underground mining rates averaged 6,100 tonnes per day.
Underground mining rates increased to average above 6,300 TPD in April, and the operation remains on track to achieve 7,000 TPD by the end of 2016. Underground mined grades in the first quarter of 2016 were in line with the mine plan. Compared to the first quarter of 2015, mined grades were lower due to mine sequencing.
At the end of March 2016, the Company had approximately 1.4 million tonnes of low grade open pit ore stockpiled at an average grade of 0.80 g/t Au. Mill feed from the underground mine continues to be supplemented by the stockpiled open pit ore while underground mining ramps up to mill capacity. As underground mining rates continue to increase, this will supply an increasing portion of mill feed, driving the milled grade and gold production higher.

2016 Management’s Discussion and Analysis

During the first quarter of 2016, the mill processed 668,136 tonnes, or 7,342 TPD with grades averaging 2.08 g/t Au. Mill throughput was slightly higher than in the same period of 2015 but lower than guidance reflecting temporary ore handling challenges at surface due to freezing in the fine ore bins. To prevent this from occurring in future periods, the Company plans to add liquid calcium as the ore moves along the surface conveyor to the fine ore bins during extreme cold temperatures.
Gold production at Young-Davidson was 39,065 ounces of gold in the first quarter of 2016, 3% higher than production in the same period of 2015. Mill recoveries increased significantly to 90% from 86% in the first quarter of 2015 as the Company successfully implemented changes to the flotation circuit to improve recoveries during the winter months.
Total cash costs in the first quarter of 2016 were $616 per ounce of gold, representing a 17% decrease from the same period of 2015. The decrease was primarily attributable to lower unit underground mining costs and a weakening Canadian dollar. Underground unit mining costs were $31 per tonne in the first quarter of 2016, 21% lower than mining costs in the first quarter of 2015. Total cash costs at Young-Davidson are expected to continue to decline as underground throughput is ramped up. AISC were $846 per ounce, or 14% below the prior year period, reflecting the lower total cash costs.
In the first quarter of 2016, capital expenditures totaled $24.0 million and included spending on lateral development, underground equipment for the transition from contractor to owner development, and completion of the MCM shaft. With the commissioning of the MCM shaft complete, the underground mine is now operating with two mine shafts. This is expected to drive further productivity improvements with the MCM shaft able to transport the workforce and materials to job sites more efficiently, as previous access was only available through the ramps. Of the total capital expenditure in the first quarter, $9.0 million related to sustaining capital and $15.0 million related to growth capital. The Company completed the transition to owner development early in the second quarter of 2016, which will reduce capital expenditures going forward.
Young-Davidson was free cash flow negative of approximately $2.2 million in the first quarter of 2016 consistent with plan as higher capital spending was incurred associated with the transition to owner development. At current gold prices, Young-Davidson is expected to be free cash flow positive in 2016.
Mulatos

The Mulatos mine is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the east-central portion of the State of Sonora, Mexico. The Company controls several large mineral concessions, which are located mostly to the west, southwest and north-northeast of the Mulatos Mine. A total of 28,773 hectares of mineral concessions, in 43 discrete concessions, are controlled by the Company. The mine achieved commercial production in 2006 as an open pit, heap leach mining operation and has produced approximately 1.5 million ounces of gold to-date.
Mulatos Operational and Financial Review
Operations from Mulatos are included in Alamos’ 2015 interim consolidated financial statements for the period subsequent to July 2, 2015 only. Operational and financial results for the period prior to July 2, 2015 are included in the table below for comparative purposes only.

2016 Management’s Discussion and Analysis

	Quarter ended
	March 31, 2016	March 31, 2015
Open Pit & Underground Operations
Tonnes of ore mined - open pit (1)	1,508,036	1,863,000
Total waste mined - open pit	2,257,385	1,143,000
Total tonnes mined - open pit	3,765,421	3,006,000
Waste-to-ore ratio	1.50	0.61
Tonnes of ore mined - underground	42,823	20,350
Crushing and Heap Leach Operations
Tonnes of ore crushed and placed on the heap leach pad	1,597,280	1,552,000
Average grade of gold processed (2)	0.82	0.92
Contained ounces stacked on the heap leach pad	42,225	45,900
Mill Operations
Tonnes of high grade ore milled	38,899	20,350
Average grade of gold processed (2)	14.94	10.37
Contained ounces milled	18,686	6,800
Total contained ounces stacked and milled	60,911	52,700
Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	62%	72%
Ore crushed per day (tonnes) - combined	18,000	17,500
Gold production (ounces)	37,600	38,000
Gold sales (ounces)	32,732	36,556
Total cash costs per ounce of gold sold (3)	$811	$805
All-in sustaining costs per ounce of gold sold (3),(4)	$878	$1,008
Financial Review (in millions)
Operating Revenues	$37.9	—
Earnings from operations	$3.5	—
Operating cash flow	$7.0	—
Capital expenditures (sustaining) (3)	$1.4	—
Capital expenditures (growth) (3),(5)	$3.0	—
Free cash flow (3)	$2.6	—

(1)	Includes ore stockpiled during the quarter.

(2)	Grams per tonne of gold.

(3)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(4)	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

(5)	Includes capitalized exploration.
In the first quarter of 2016, the Company produced 37,600 ounces of gold at Mulatos, consistent with the first quarter of 2015. Total crusher throughput averaged 18,000 TPD in the first quarter, slightly below expectations as mine sequencing necessitated mining more waste than budgeted during the quarter. The waste-to-ore ratio is expected to decrease throughout the remainder of 2016. The grade of crushed ore stacked on the leach pad in the first quarter of 2016 was 0.82 g/t Au. The Company expects to stack higher grades on the leach pad in the second half of 2016.
The mill processed approximately 430 TPD at an average grade of 14.94 g/t Au in the first quarter of 2016. The grade processed was above mineral reserve grade with higher grade stockpiles processed and higher than planned grades mined during the quarter. The Company will continue to process its remaining high-grade stockpiles in conjunction with tonnes mined throughout the remainder of 2016.
The ratio of ounces produced to contained ounces stacked and milled (or recovery ratio) of 62% was lower than annual guidance and is expected to increase the remainder of the year.
Total cash costs of $811 per ounce of gold sold in the first quarter of 2016 were slightly higher than the $805 per ounce reported in the first quarter of 2015 reflecting a higher waste-to-ore ratio and lower grades stacked on the leach pad, offset by stronger mill grades and throughput. AISC in the quarter were $878 per ounce of gold sold, 13% lower than the first quarter of 2015 as a result of significantly lower sustaining capital spending.
The Company generated $2.6 million in free cash flow at Mulatos in the first quarter of 2016, including all exploration and development spending at La Yaqui and Cerro Pelon. The site free cash flow reflects higher gold prices and lower cash costs in the quarter. Gold

2016 Management’s Discussion and Analysis

sales and free cash flow at Mulatos were impacted by the timing of the last shipment of the quarter of approximately 4,000 ounces of gold, which were sold in April 2016.
El Chanate

The El Chanate mine is located northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate consists of an open pit mine with heap leach processing facilities.
El Chanate Operational and Financial Review

	Quarter ended
	March 31, 2016	March 31, 2015
Open Pit Operations
Total tonnes mined	7,922,443	7,985,211
Tonnes of ore mined	1,227,716	1,857,653
Capitalized stripping tonnes	—	4,499,952
Waste-to-ore ratio (operating)	5.5	3.3
Average grade of gold (1)	0.60	0.66
Crushing and Heap Leach Operations
Tonnes of ore crushed stacked on the heap leach pad	1,016,670	1,567,044
Average grade of gold processed (1)	0.70	0.72
Tonnes of run-of-mine ore stacked on the heap leach pad	238,207	246,332
Average run-of mine grade of gold processed (1)	0.20	0.20
Total tonnes of ore processed	1,254,877	1,813,376
Average grade of gold processed (1)	0.61	0.65
Ore crushed and run-of-mine ore stacked per day (tonnes) - combined	13,800	20,100
Recovery ratio (ratio of ounces produced to contained ounces stacked)	73%	42%
Gold production (ounces)	17,967	15,929
Gold sales (ounces)	18,523	16,143
Total cash costs per ounce of gold sold (2)	$1,086	$585
All-in sustaining costs per ounce of gold sold (2),(3)	$1,095	$1,043
Financial Review (in millions) (1)
Operating Revenues	$20.5	$19.6
Loss (earnings) from operations	($2.6)	$5.9
Operating cash flow	($1.0)	$6.7
Capital expenditures	$0.1	$7.2
Free cash flow (2)	($1.1)	($0.5)

(1)	Grams per tonne of gold.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.
During the first quarter of 2016, the Company mined 1,227,716 tonnes of ore or 87,000 TPD at El Chanate, at an average grade of 0.60 g/t Au. The average daily mining rate was roughly the same as in the first quarter of 2015. Starting in the third quarter of 2015, all waste removal costs at El Chanate were expensed given the Company has determined these costs are not recoverable. This has increased total cash costs per ounce relative to past periods but has no impact on AISC per ounce.
The Company stacked 1,254,877 tonnes of open pit ore on the heap leach pad, including run-of-mine material, during the first quarter of 2016 at an average rate of 13,800 TPD. This was down from an average rate of 20,100 TPD in the same period of the prior year, reflecting mine sequencing with the mine plan requiring more waste and less ore mined in the first quarter of 2016. This is planned to continue in the second quarter of 2016, but will normalize in the second half of the year and was factored into the Company's full year production and cost guidance.

2016 Management’s Discussion and Analysis

The grade of ore stacked averaged 0.61 g/t Au during the first quarter of 2016 compared to an average grade of 0.65 g/t Au in the same period of the prior year. The slight drop in grade during the quarter is the result of mine sequencing.
The Company produced 17,967 ounces of gold in the first quarter of 2016 at El Chanate compared to 15,929 ounces in the same period of 2015. Higher production in the first quarter of 2016 reflected improved recoveries from the leach pad, partially offset by lower mining rates.
Total cash costs were $1,086 per ounce of gold sold in the first quarter of 2016, an increase from previous quarters reflecting the fact that the Company now expenses waste removal costs as incurred whereas prior to the third quarter of 2015, these costs were capitalized. In addition, grades stacked were lower than the prior year period.
AISC of $1,095 per ounce of gold sold in the first quarter of 2016 increased from $1,043 per ounce in the first quarter of 2015, reflecting lower grades stacked in 2016. AISC were in line with annual guidance of $1,100 per ounce.
Capital expenditures in the first quarter of 2016 were $0.1 million, mainly related to the purchase of major spare parts. The mine was free cash flow neutral in the first quarter. The Company has entered gold collar contracts for the remainder of 2016 production at El Chanate, which is expected to result in free cash flow generation at the mine.
First Quarter 2016 Development and Exploration Activities

La Yaqui
Recent drilling at La Yaqui has been successful in the discovery of two new zones of mineralization on a 1 kilometre long silica ridge northeast of the existing La Yaqui mineral reserve pit. A small initial drill program was conducted over these two zones in 2015 leading to the addition of 232,000 ounces of Inferred mineral resources in the 2015 mineral reserve and resource statement.
This exploration program has continued into the first quarter of 2016 with a total of 5,069 metres (“m”) drilled in 24 holes at La Yaqui. The 2016 program has focused on exploration drilling along the northwest trending ridge and to the northeast on the downslope side of the ridge, as well as delineation, definition and infill drilling on all new zones.
Systematic, phased drill programs will continue throughout 2016 over this very large system. Results in 2016 continue to be very encouraging and alteration at La Yaqui evident over an area approximately 1 km by 0.9 km in size. As a result, the Company has ramped up exploration activities with up to eight rigs drilling at La Yaqui.
La Yaqui is the Company's highest priority exploration target. The Company believes there is potential for a substantial increase in mineral reserves and resources at the deposit and has increased the original 2016 exploration budget at Mulatos by 60% to $16 million.
In addition, subsequent to period end, the Company submitted the project Environmental Impact Assessment ("EIA") for La Yaqui. The Company also received approval of the road construction EIA at La Yaqui.
Cerro Pelon
Similarly to La Yaqui, the Company re-commenced exploration programs at Cerro Pelon mid-2015. The objective of the initial drill program was to test the continuation of mineralization to the north of the previously defined mineral reserve pit. This program was successful in defining a new zone of mineralization approximately 100m to the north of the original planned pit and has already yielded a 29,000 ounce, or 21% increase in mineral reserves to 170,000 ounces and a further 47,000 ounces, in the Measured and Indicated category in the 2015 year end update.
Drilling activities in the first quarter of 2016 have been mainly focused on engineering support for mine development. A total of 2,770m of geotechnical and condemnation drilling were undertaken. Exploration drilling re-started towards the end of the quarter. The main objectives of the 2016 exploration program are conversion of the recently discovered mineral resources to mineral reserves and exploration beneath the large silica cap (approximately 800m by 300m) to the north of the current reserve pit. Mapping and sampling undertaken in 2015 indicate positive signs for mineralization beneath this silica cap. Additional smaller targets will also be tested in the greater Cerro Pelon area. Up to 4 rigs are expected to drill during the phased program at Cerro Pelon in 2016.

2016 Management’s Discussion and Analysis

Mulatos District
In addition to drilling, geophysical surveys are being completed over the larger La Yaqui and Cerro Pelon areas. A ground magnetics survey was completed and an induced polarization survey is currently underway. An exploration review and mapping and sampling have also continued over the larger Mulatos district. A number of high-priority prospects have been added to the 2016 exploration plan, which include Los Bajios, Las Carboneras and El Carricito. Systematic mapping and sampling will be carried out over these projects in 2016 in order to plan drill targets for 2017.
Turkey
The EIA certificates for the Kirazlı and Ağı Dağı gold projects remain in good standing, and the Company is in the process of applying for the forestry and operating permits required prior to the start of construction. The Company remains confident that these permits will be granted. For the three months ended March 31, 2016, total development expenditures in Turkey were $0.5 million.
Lynn Lake
The Company closed the acquisition of Carlisle, the joint-venture partner on the Lynn Lake Project, on January 7, 2016. The acquisition allowed the Company to consolidate 100% ownership of the Lynn Lake Project, thereby giving the Company full control of the project timeline and spending.
For the three months ended March 31, 2016, the Company spent $2.2 million on the project, in addition to the acquisition. In 2016, the Company plans to spend $8.0 million at Lynn Lake, focused on advancing a feasibility study on the project.
Esperanza
The Company capitalized $0.8 million at the Esperanza Gold Project in the first quarter of 2016. The Company has slowed development activities at Esperanza for the current year with the core focus on the ramp up at Young-Davidson, and development of La Yaqui and Cerro Pelon.
Quartz Mountain
In the first quarter of 2016, the Company invested $0.1 million at the Quartz Mountain project.
Key Performance Drivers

Gold Price
The Company’s performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the first quarter of 2016, the London PM Fix price of gold averaged $1,183 per ounce, a 3% decrease from the London PM Fix average of $1,218 in the first quarter of 2015. The price of gold ranged from $1,077 to $1,277 per ounce in the first quarter of 2016.
Gold prices have increased sharply to $1,263 per ounce as at May 10, 2016. The Company has executed on a hedging strategy for production related to its El Chanate mine, which represents approximately 20% of expected consolidated production.
Foreign Exchange Rates
At the Company’s mine sites, a significant portion of operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Accordingly, fluctuations in these foreign currencies against the US dollar can significantly impact the Company’s costs and cash flow. In the first quarter of 2016, the Mexican peso and Canadian dollar averaged approximately 18.02 to $1 US dollar and 1.37 to $1 US dollar, respectively, compared to average rates of 14.93 to $1 US dollar and 1.24 to $1 US dollar, respectively, in the first quarter of 2015. The Company recorded a $1.0 million foreign exchange gain in the first quarter of 2016 as a result of the impact of the strengthening Canadian dollar on the Company's monetary assets and liabilities.
In addition, foreign exchange movements had a significant impact on the Company's interim consolidated financial statements, with a $19.0 million gain recorded in deferred taxes. The gain related to the impact of the strengthening Canadian dollar on the Company's non-monetary income tax assets and liabilities, including non-monetary tax pools.

2016 Management’s Discussion and Analysis

Summarized Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, AISC and total cash costs)
	Quarter ended
	March 31, 2016	March 31, 2015 (1)
Gold production (ounces) (1)	94,632	92,027
Gold sales (ounces) (1)	90,989	89,651
Average realized gold price per ounce (3)	$1,146	$1,216
Total cash costs per ounce of gold sold (2)	$782	$696
All-in sustaining costs per ounce of gold sold (2)	$986	$1,093
Operating Revenues	$104.3	$64.6
Mining and processing	$67.9	$36.9
Royalties	$3.2	$0.2
Amortization	$28.4	$21.6
Corporate and administration	$3.9	$3.5
Loss from operations	($2.3)	($2.5)
Net earnings (loss)	$9.7	($35.3)
Earnings (loss) per share, basic	$0.04	($0.28)
Operating cash flow (4)	$23.8	$26.4
Dividends per share, declared	0.01	0.01

(1)
The 2015 financial results from Mulatos are included in Alamos’ interim consolidated financial statements for the period subsequent to July 2, 2015 only. Gold production and gold sales ounces from Mulatos have been included in this table for periods prior to July 2, 2015 for comparative purposes. Gold production from Mulatos for the three months ended March 31, 2015 was 38,000 ounces.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments

(3)	2015 excludes 36,556 ounces sold at Mulatos at an average realized price of $1,224.

(4)
Cash flow from operating activities for 2015 have been restated as a result of retrospective application of a voluntary change in accounting policy related to cash flow presentation. For further details, refer to note 15 of the condensed interim consolidated financial statements for the period ended March 31, 2016.

Review of First Quarter Financial Results

Revenue
During the first quarter of 2016, the Company sold 90,989 ounces of gold for proceeds of $104.3 million, a 61% increase compared to the first quarter of 2015. The majority of the increase is due to the inclusion of sales from Mulatos. Gold sales were approximately 3,600 ounces lower than production due to the timing of the last shipment at Mulatos which was not sold until April 2016.
The increase in gold ounces sold was offset by a decrease in the average realized gold price for the quarter. The decrease in realized gold price negatively impacted revenue by $3.7 million as the average realized price per ounce decreased from $1,216 to $1,146 per ounce. The Company's realized gold price in the first quarter was below the average London PM fix of $1,183 per ounce mainly due to the gold collar contracts executed in the first quarter for El Chanate. The gold collar contracts for the remainder of 2016 are at substantially higher gold prices.
Mining and Processing
Mining and processing costs increased to $67.9 million in the first quarter of 2016 from $36.9 million in the first quarter of 2015, largely reflecting the inclusion of operating costs from Mulatos of $24.2 million.
Consolidated total cash costs for the quarter were $782 per ounce of gold sold, compared to $696 per ounce in the prior year period, and in line with guidance. The increase from the prior year is due to the Company directly expensing all waste removal costs at El Chanate in 2016. This increase was offset by the benefit associated with the continued depreciation of both the Canadian dollar and Mexican peso compared to the US dollar.
In the first quarter of 2016, AISC per ounce of gold sold decreased by $107 to $986, as compared to $1,093 in the first quarter of 2015. This decrease was primarily due to lower sustaining capital, as well as corporate and administration costs and a weaker Canadian dollar and Mexican peso.
Royalties
Royalty expense for the quarter was $3.2 million, an increase from the first quarter of 2015, due to the inclusion of the 5% royalty at Mulatos and the 1.5% royalty at Young-Davidson, which were not part of the prior period results.

2016 Management’s Discussion and Analysis

Amortization
Amortization increased from $21.6 million in the first quarter of 2015 to $28.4 million in the first quarter of 2016, reflecting amortization from Mulatos included in 2016. Amortization per ounce sold was $312 per ounce compared to $407 per ounce in 2015, due to lower amortization per ounce attributable to Mulatos, and impairment charges at El Chanate and Young-Davidson in the second quarter of 2015 which had the impact of lowering amortization expense in subsequent periods.
Corporate and Administration
Corporate and administration expenses were higher in the first quarter of 2016 by $0.4 million to $3.9 million, primarily due to increased head count associated with the merger completed in mid-2015, partially offset by a weakening of the Canadian dollar. Corporate and administrative costs are budgeted to be $16.0 million in 2016, a significant reduction from 2015 levels.
Loss from Operations
The Company recognized a loss from operations of $2.3 million in the first quarter of 2016, compared to a loss from operations of $2.5 million in the same period of 2015.
Net Earnings (loss)
The Company reported net earnings of $9.7 million in the first quarter of 2016, compared to a net loss of $35.3 million in the first quarter of 2015. The net earnings in the current quarter were attributable primarily to the foreign exchange gains recognized within deferred tax recovery on revaluation of non-monetary tax assets and liabilities.
Consolidated Expenses

(in millions)
	Quarter ended
	March 31, 2016	March 31, 2015
Exploration	$0.7	$0.4
Corporate and administrative	$3.9	$3.5
Share-based compensation	$2.5	$1.3
Impairment charges	$—	$3.2
Finance expense	$6.0	$5.8
Foreign exchange gain (loss)	$1.0	($7.9)
Other (loss) income	($1.2)	$9.6
Exploration expense mainly relates to expenditures on early-stage exploration projects and remains consistent compared to the prior year period.
Corporate and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada. Corporate and administrative costs marginally increased by $0.4 million for the three months ended March 31, 2016 over the prior year, primarily due to higher head count associated with the merger completed in mid-2015, partially offset by a weakening Canadian dollar.
Share-based compensation costs for the three-months ended March 31, 2016 were $2.5 million, compared to $1.3 million in the prior year period. This increase was driven by the increase in the Company's share price and the corresponding impact on the mark-to-market of long-term incentive grants.
Finance expense was consistent period over period. The Company capitalized $1.8 million of interest in the first quarter of 2016, compared to $1.0 million in the prior year period.
During the first quarter of 2016, a foreign exchange gain of $1.0 million was recorded due to the impact of the appreciation of the Canadian dollar from December 31, 2015 to March 31, 2016 on the Company's monetary assets and liabilities. The Company will continue to experience non-cash foreign currency gains or losses on monetary assets and liabilities, primarily as a result of fluctuations between the US dollar, and both the Canadian dollar and Mexican peso.
During the first quarter of 2015, the Company recorded other losses of $1.2 million compared to a gain of $9.6 million in first quarter of 2015. Other losses include the mark-to-market of non-hedged derivative liabilities, offset by the renunciation of flow through share expenses.

2016 Management’s Discussion and Analysis

Consolidated Income Tax Expense

The Company is subject to tax in various jurisdictions, including Mexico and Canada.  There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.  Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

During the first quarter of 2016, the Company recognized a current tax expense of $0.8 million and a deferred tax recovery of $19.0 million, compared to a current tax expense of $0.4 million and a deferred tax expense of $28.3 million in same period of 2015.  The current year deferred tax recovery was primarily due to the impact of the strengthening Canadian dollar during the period on the Company's non-monetary tax assets and liabilities.
During the period, the Company was successful in collecting $13.2 million of income tax receivable, which represented the majority of the Company's 2014 income tax refund request for Mulatos. Further, the Company continues to file its monthly VAT refund requests and expects to collect the outstanding VAT receivable balances throughout 2016.

Financial Condition

	March 31, 2016	December 31, 2015
Current assets	$480.0	$483.2	Current assets decreased during 2016, primarily due to a use of cash during the period, offset by a build up of inventory.
Long-term assets	2,010.9	1,979.0
Long term assets increased by $31.9 million primarily due to the acquisition of Carlisle. The acquisition added $19.9 million of mineral properties to the Company's balance sheet. The remainder of the change was due to capital purchases offset by amortization charges.

Total assets	$2,490.9	$2,462.2
Current liabilities	$112.1	$99.9	The increase in current liabilities is due to the timing of accruals, and the inclusion of a dividend payable amount of $2.6 million in the first quarter.
Long-term financial liabilities	314.0	315.0	Long-term financial liabilities were consistent with the December 31, 2015 balance, and comprise of the secured debt.
Other long-term liabilities	304.7	323.1
Other long-term financial liabilities decreased by $18.4 million from December 31, 2015. This is primarily due to the movement in foreign exchanges rates and the impact of these changes on the deferred tax liability balances.

Total liabilities	$730.8	$738.0
Shareholders’ equity	$1,760.1	$1,724.2	Shareholders' equity increased primarily due to the issuance of shares related to the acquisition of Carlisle and net earnings and flow-through financing, offset by the declaration of dividends.
Liquidity and Capital Resources

The Company’s strategy is based on achieving positive cash flows from operations to internally fund operating, capital and project development requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates. Management believes that the working capital at March 31, 2016, together with future cash flows from operations and the available credit facility are sufficient to support the Company’s planned and foreseeable commitments and development plans.

2016 Management’s Discussion and Analysis

Cash Flow

(in millions)
	Quarter ended
	March 31, 2016	March 31, 2015 (1)
Cash flow from operating activities	$23.8	$26.4
Cash flow used in investing activities	(35.2)	(18.5)
Cash flow from / (used in) financing activities	1.4	(3.6)
Effect of foreign exchange rates on cash	0.9	(2.3)
Net (decrease) increase in cash	(9.1)	2.0
Cash and cash equivalents, beginning of period	282.9	89.0
Cash and cash equivalents, end of period	$273.8	$91.0

(1)
Cash flow from operating activities for 2015 have been restated as a result of retrospective application of a voluntary change in accounting policy related to cash flow presentation. For further details, refer to note 15 of the condensed interim consolidated financial statements for the period ended March 31, 2016.

In the first quarter of 2016, operating activities generated cash flows of $23.8 million, as compared to the same period of 2015 when operating activities contributed cash of $26.4 million. Operating cash flow decreased in the first quarter of 2016 relative to the prior year period reflecting lower gold prices.
For the first quarter of 2016, investing activities used cash of $35.2 million compared to $18.5 million in 2015. Mineral property, plant and equipment additions were consistent at $33.3 million compared to $35.2 million. The majority of the change in investing activities is due to the Company terminating the retained interest royalty with Crocodile Gold Corporation in the prior year which resulted in proceeds of $16.7 million. Additionally, in the first quarter of 2016, the Company received $0.7 million in cash as a result of the Carlisle acquisition.
In the first quarter of 2016, the Company generated $1.4 million from financing activities, reflecting $5.0 million received through a Canadian Development Expenditures ("CDE") flow-through share financing. This was partially offset by capital lease payments of $2.4 million and $1.2 million in transaction and upfront fees related to the amended credit facility.
Senior Secured Notes
On March 27, 2014, the Company completed an offering of $315.0 million senior secured notes (the “secured notes”), secured against the assets of the Company. These secured notes were sold at 96.524% of par, resulting in total proceeds of $304.1 million. The secured notes pay interest in semi-annual installments on April 1 and October 1 of each year, commencing on October 1, 2014, at a rate of 7.75% per annum, and mature on April 1, 2020. No principal payments are due until the maturity date. These notes contain transaction-based restrictive covenants that limit the Company’s ability to incur additional indebtedness in certain circumstances.
The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives, and are outlined below:

•	Subsequent to April 1, 2017, the secured notes may be repurchased at 103.875% of par value

•	Subsequent to April 1, 2018, the secured notes may be repurchased at 101.938% of par value

•	Subsequent to April 1, 2019, the secured notes may be repurchased at 100% of par value
The fair value of the prepayment option embedded derivative was $0.3 million at March 31, 2016, and was offset against the carrying amount of the secured notes. A non-cash gain of $0.2 million was recorded in Other loss for the three months ended March 31, 2016 on the revaluation of the embedded derivative.
Credit Facility
On March 22, 2016, the Company amended and restated its existing $150.0 million credit facility, extending the maturity from April 26, 2016 to February 29, 2020. The amended facility consists of a committed $150.0 million revolving credit facility (the “Facility”), with an option to draw an additional $70.0 million, subject to commitments from existing and/or new lenders. The terms of the Facility resulted in a reduction in pricing and removal of certain covenants compared to the previous facility. The Facility bears an interest at a rate of Libor plus 2.125% to 3.125% on drawn amounts and 0.48% to 0.70% on undrawn amounts, based on the Company's net leverage ratio, as defined in the agreement.
The Facility is secured by a first-ranking lien on all material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales, and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum of net leverage ratio of 3.5:1.0.

2016 Management’s Discussion and Analysis

As a result of moving from a gross leverage to a net leverage ratio, the Company has improved pricing significantly under the amended facility. Based on the Company’s current net leverage ratio as defined in the credit facility agreement, the rates of the undrawn and drawn fees would be 0.48% and Libor plus 2.125%, respectively, as compared to 0.78% of undrawn fees and Libor plus 3.5% of drawn fees under the previous credit facility. This is expected to result in annual savings of $0.5 million in undrawn fees.
The Company paid $1.2 million in transaction costs and upfront fees on closing of the amended credit facility, which will be amortized over the term of the facility.
As at March 31, 2016, the Company is in compliance with all covenants. As at May 10th the Company had not drawn any funds under the Facility.
Outstanding Share Data

(in 000’s)	May 10, 2016
Common shares	264,811
Stock options	11,607
Warrants	11,215
Deferred share units	406
Performance share units	612
Restricted share units	1,904
290,555
Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.
Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.
Gold option and forward contracts
As at March 31, 2016, the Company had 43,750 ounces of gold collar contracts outstanding, which protect against the risk of a decrease in the value of the gold price. These gold collar contracts ensure a minimum average realized gold price of $1,144 per ounce, and a maximum average realized gold price of $1,295 per ounce, regardless of the movement in gold prices during the remainder of 2016.
The following gold collar contracts are outstanding as of March 31, 2016:

Period Covered	Ounces subject to contract	Average purchase put option	Average sold call option
Q2 2016	13,000	$1,127	$1,288
Q3 2016	14,725	$1,145	$1,284
Q4 2016	16,025	$1,156	$1,312
	43,750	$1,144	$1,295
The fair value of these contracts was a liability of $0.9 million at March 31, 2016 (December 31, 2015 - $nil). During the three months ended March 31, 2016, the Company realized losses of $0.5 million related to the settlement of option contracts. Total realized losses and unrealized losses for the three months ended March 31, 2016 were $0.5 million and $0.9 million, respectively.
Additionally, the Company had 5,500 ounces of gold forward contracts at March 31, 2016, due to settle in the second quarter of 2016. The average price of these forward contracts is $1,192 per ounce and the Company had an unrealized loss of $0.2 million for the three-months ended March 31, 2016 (2015 - $nil).
Foreign currency contracts
As at March 31, 2016, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and are summarized as follows:

2016 Management’s Discussion and Analysis

Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD Millions)	Average Call Option Rate (USDCAD)	Average Put Option Rate (USDCAD)
2016	Collar	133.5	1.26	1.41
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average Call Option Rate (USDMXN)	Average Put Option Rate (USDMXN)
2016	Collar	903.0	16.04	18.88
The fair value of these contracts was an asset of $0.6 million at March 31, 2016 (December 31, 2015 - liability of $3.3 million). During the three months ended March 31, 2016, the Company made payments of $0.7 million related to the foreign currency collar contracts. Total realized losses and unrealized gains for the three months ended March 31, 2016 was $0.7 million and $3.2 million respectively (three months ended March 31, 2015 - $2.9 million realized and unrealized loss).
Summary of Quarterly Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, all-in sustaining costs and cash costs)
	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014
Gold ounces produced (3)	94,632	104,734	87,633	62,606	54,027	56,583	57,037	56,198
Gold ounces sold (3)	90,989	104,419	92,229	59,725	53,095	58,649	56,970	58,277
Average realized gold price	$1,146	$1,109	$1,123	$1,194	$1,216	$1,202	$1,280	$1,283
Total cash costs per gold ounce (1)	$782	$780	$850	$669	$696	$746	$706	$801
All-in sustaining costs per gold ounce, sold (1)	$986	$1,073	$1,155	$1,040	$1,093	$1,126	$1,098	$1,188
Operating Revenues	$104.3	$115.7	$103.6	$71.3	$64.6	$70.5	$72.9	$74.7
Loss from operations	($2.3)	($55.5)	($18.9)	($415.4)	($2.5)	($112.7)	($6.8)	($14.1)
Net earnings (loss)	$9.7	($60.5)	($33.4)	($379.5)	($35.3)	($108.2)	($15.7)	($16.8)
Earnings (loss) per share, basic and diluted(2)	$0.04	($0.24)	($0.13)	($2.83)	($0.28)	($0.86)	($0.12)	($0.14)
Earnings before interest, taxes, depreciation and amortization	$25.9	($33.4)	($0.3)	($403.8)	$21.1	($90.3)	$22.4	$22.9
Operating cash flow	$23.8	$24.3	($10.7)	$20.0	$26.4	$28.6	$15.5	$4.8

(1)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(2)
In connection with the Plan of Arrangement of AuRico and Former Alamos, all issued and outstanding common shares of AuRico were exchanged for Class A common shares on July 2, 2015. The exchange ratio was 0.5046 Class A common share for each common share outstanding. Prior period loss per share for both basic and diluted earnings (loss) has been adjusted for the exchange ratio.

(3)	Operating and financial results for Mulatos are included in periods subsequent to and including July 2, 2015 only.
Operating revenues have trended lower over the past two years as a result of decreasing gold prices, resulting in generally weaker financial results. Gold production increased starting in the third quarter of 2015 as a result of the merger, with the addition of the Mulatos mine. Seasonal conditions can also impact production and financial results in future periods.
The reported net loss for the fourth quarter of 2014 included impairment charges related to the El Chanate operation. The reported net loss in the second quarter of 2015 was impacted by impairment charges at Young-Davidson, El Chanate and Kemess. The reported net loss in the fourth quarter of 2015 was impacted by an NRV adjustment to the El Chanate leach pad inventory, as well as a write-off of the value allocated to the Orion joint-venture project.

2016 Management’s Discussion and Analysis

Non-GAAP Measures and Additional GAAP Measures

The Company has included various non-GAAP measures throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, management, analysts and investors use this information to evaluate the Company’s operating and economic performance. However, these non-GAAP measures do not have any standardized meaning, and should not be considered in isolation from or as a substitute for performance measures prepared in accordance with GAAP. Other companies may calculate these measures differently.
Cash Flow from Operating Activities before Changes in Non-cash Working Capital
“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Quarter ended
	March 31, 2016	March 31, 2015
Cash flow from operating activities	$23.8	$26.4
Changes in non-cash working capital	3.8	(3.1)
Cash flow from operating activities before changes in non-cash working capital	$27.6	$23.3
Cash Operating Costs per ounce and Total Cash Costs per ounce
“Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties, and net of by-product revenue and NRV adjustments. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.
The following provides a reconciliation of total cash costs per ounce to the consolidated financial statements:

(in millions, except ounces and cash operating and cash costs per gold ounce)
	Quarter ended
	March 31, 2016	March 31, 2015
Mining and processing	$67.9	$36.9
Inventory and other adjustments (1)	—	(0.1)
Total cash operating costs	$67.9	$36.8
Divided by gold ounces sold	90,989	53,095
Total cash operating costs per ounce	$746	$693
Total cash operating costs (per above)	$67.9	$36.8
Royalties	$3.2	$0.2
Total cash costs	$71.1	$37.0
Divided by gold ounces sold	90,989	53,095
Total cash costs per ounce sold	$782	$696

(1)	Inventory and other adjustments include amortization of the inventory fair value adjustments relating to the El Chanate purchase price allocations.
All-in Sustaining Costs per Ounce Calculation
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning.

2016 Management’s Discussion and Analysis

Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” reflects total mining and processing costs, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature.
The following table reconciles these non-GAAP measures to the consolidated statements of comprehensive income.

(in millions, except ounces and all-in sustaining costs per gold ounce)
	Quarter ended
	March 31, 2016	March 31, 2015
Total cash costs (see above)	$71.1	$37.0
Corporate and administrative(1)	$3.9	$3.5
Sustaining capital expenditures(2)	$10.5	$16.1
Share-based compensation	$2.5	$1.3
Exploration	$0.5	—
Accretion of decommissioning liabilities	$0.5	$0.2
Realized losses on FX options	$0.7	—
Total all-in sustaining costs, net of by-product revenues	$89.7	$58.1
Divided by gold ounces sold	90,989	53,095
All-in sustaining costs per gold ounce sold	$986	$1,093

(1)	Corporate and administrative expenses exclude expenses incurred at development properties.

(2)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the three months and year ended December 31, 2015 and 2014 is calculated as follows:

Capital expenditures per cash flow statement	$33.3	$35.2
Less: Young-Davidson non-sustaining capital	($15.0)	($15.1)
Less: Mulatos non-sustaining capital	($3.0)	—
Less: El Chanate non-sustaining capital	—	($0.2)
Less: Corporate and other non-sustaining capital	($4.8)	($3.8)
	$10.5	$16.1
Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Quarter ended
	March 31, 2016	March 31, 2015
Net earnings (loss)	$9.7	($35.3)
Add back:
Finance expense	$6.0	$5.8
Amortization	$28.4	$21.6
Amortization included in other income / (loss)	—	$0.3
Deferred income tax (recovery) expense	(19.0)	$28.3
Current income tax expense	$0.8	$0.4
	$25.9	$21.1

2016 Management’s Discussion and Analysis

Other Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•	Earnings (loss) from mine operations - represents the amount of revenues in excess of mining and processing, royalties, and amortization expense

•	Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense

•	Sustaining capital expenditures - represents the amount of expenditures which do not increase annual gold ounce at a mine site

•	Growth capital expenditures - represents the amount of expenditures at development projects and certain expenditures at operating sites which are deemed expansionary in nature

•	Free cash flow - represents operating cash flow less sustaining capital and growth capital expenditures
Accounting Estimates, Policies and Changes

Accounting Estimates
The preparation of the Company's consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company's condensed interim consolidated financial statements for the three months ended March 31, 2016 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2015.
Accounting Policies and Changes
The accounting policies applied in the condensed interim consolidated financial statements for the three months ended March 31, 2016 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2015, with the exceptions listed in note 2 of the condensed interim consolidated financial statements for the three months ended March 31, 2016.
Internal Control over Financial Reporting

Management is responsible for the design and operating effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed as at March 31, 2016.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the quarter ended March 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at March 31, 2016 and have concluded that these are appropriately designed.

2016 Management’s Discussion and Analysis

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
Cautionary Note to U.S. Investors

Measured, Indicated and Inferred Resources: The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. This MD&A uses the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.
International Financial Reporting Standards: The condensed consolidated financial statements of the Company have been prepared by management in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.
Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words such as "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements.
Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected results of the merger integration of the Company and Former Alamos, expected drilling targets, expected sustaining costs, expected improvements in cashflows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage assets, including specifically its Turkish mineral properties; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company

2016 Management’s Discussion and Analysis

does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company
Additional risk factors and details with respect to risk factors affecting the Company are set out in: (i) each of the Company and Former Alamos’ Annual Information Form for the year ended December 31, 2015 under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Qualified Persons
Aoife McGrath, M.Sc., M.AIG, Alamos' Vice President, Exploration, who is a Qualified Person within the meaning of NI 43-101 ("Qualified Person") has reviewed and approved the technical geological and exploration content of this section of the MD&A. All field work is directly supervised and directed by Kristen Simpson, P.Geo., Alamos' Exploration Manager (Mulatos), a Qualified Person as defined by NI 43-101. Drilling, sampling, QA/QC protocols and analytical methods for work areas in Mexico are as outlined in the NI 43-101 report titled, "Mulatos Project Technical Report Update" dated December 21, 2012, available on SEDAR. For further details see also the Corporation’s news release dated September 21, 2015.